U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

[X] Form 10-K  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR
For Period Ended:  December 31, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

     Read Attached Instruction Sheet Before Preparing Form. Please Print or
     Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

     If the notification relates to a portion of this filing checked above, identify the Item(s) to which the notification relates:

     ___________________________________________________________________________

     ___________________________________________________________________________

PART I - REGISTRANT INFORMATION
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     Full Name of Registrant:      COMPSCRIPT, INC
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     Former Name if Applicable: ________________________________________________

          1225 BROKEN SOUND PARKWAY N.W., SUITE A
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          ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

          BOCA RATON, FLORIDA 33476
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          CITY, STATE AND ZIP CODE

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PART II - RULES 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective
April 12, 1898, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

________________________________________________________________________________

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.)

     As a result of the Registrants significant acquisition activity during the year ended December 31, 1996 and subsequent acquistions through March 26, 1997 the Registrant has been unable to collect the necessary information to complete its financial statements for the year ended December 31, 1996. Simultanteously with the completion of the year end financial statements the Registrant is negotiating an amendment to its Loan and Security agreement with its principal lender. As a result of the Registrant's inability to provide all required information necessary for its independent accountants to complete their audit, including the fully executed amendment to its loan agreement, those independent accountants were unable to deliver their opinion prior to the 10-K filing date.

                                       2

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PART IV - OTHER INFORMATION

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     (1)  Name and telephone number of person to contact in regard to this notification:

            BRIAN A. KAHAN                            561         994-8585
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          (Name)                                  (Area Code)(Telephone Number)

     (2) Have all other peiodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 on the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is NO, identify report(s).

                              [X]  Yes       [ ]  No

     (3) Is it anticipated that any significant change in results of cooperations from the corresponding period for the last fiscal years will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [X]   Yes      [ ]  No
                          (See Attached)

     If so: attach an explanation of the anticpated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                COMPSCRIPT, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        COMPSCRIPT, INC.


Date: March 31, 1996                    By: /s/ JOHN CHISTE
                                           --------------------------------
                                            John Chiste, Chief Financial Officer

                                       3

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                                   ATTACHMENT

Part IV Question 3

     On April 26, 1996, CompScript, Inc. (formerly Capital Brands, Inc.) (the "Company" or "CompScript") acquired approximately 93% of the outstanding common stock of CompScript-Boca, Inc. (formerly CompScript, Inc.) ("CompScript-Boca"), a privately-held provider of pharmacy management services by merger of the Company into CompScript-Boca in exchange for insurance of 7,394,982 shares of the Company's common stock. As a result of this transaction, CompScript-Boca shareholders became the owners of approximately 80% of the Company's then outstanding common stock and assumed 100% Control of the Company's Board of Directors. Accordingly, the acquisition has been treated for financial reporting purposes as a reverse acquistion.

     As a result of the transaction previously discussed, CompScript filed a transition report for the three (3) months ended December 31, 1995 which reported revenues of approximately $2.9 million and a corresponding net loss of approximately $3.8 million, primarily due to the recognition of a one time goodwill impairment charge of $3.6 million, with no associate tax benefit. For the year ended December 31, 1996, CompScript anticipates reporting revenues of approximately $20.0 million and a net loss of approximately $1.9 million compared to 1995 anticipated restated of approximately $15.6 million in revenues and a net loss of approximately $3.8 million, which includes the goodwill impairment charge previously discussed. The 1996 results included approximately $900,000 of one time merger costs related to acquisitions and additional start up and increased selling, general and administrative costs associated with the Company's entrance into the mail order pharmacy business.